COMMENTS RECEIVED ON JULY 10, 2018, JULY 20, 2018, AND JULY 26, 2018

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity ZERO International Index Fund and Fidelity ZERO Total Market Index Fund

POST-EFFECTIVE AMENDMENT NO. 420

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The section entitled “Management Contracts—Management-Related Expenses” in the funds’ Statement of Additional Information states that “[u]nder each fund’s management contract, FMRC is responsible for payment of all operating expenses of the fund except for the fees and expenses of the Independent Trustees.”  Please explain why these fees and expenses are not reflected in each fund’s fee table in response to Item 3 of Form N-1A.

R:

The fee tables do not show any fees because we estimate that the fees and expenses of the Independent Trustees will be de minimus and round to less than one basis point.

2)

All funds

“Fund Summary” (prospectus)

“Front Cover Page”

C:

Please explain how using “ZERO” in each fund’s name is appropriate when each fund bears the cost of the fees and expenses of the Independent Trustees.

R:

As noted in response to comment 1, we anticipate the fees of the Independent Trustees will be de minimus and round to less than one basis point.  As a result, each fund’s total expense ratio will round to 0 basis points in the fee table.  “ZERO” in each fund’s name is an acronym for “Zero Expense Ratio Offering,” which is prominently disclosed on the front cover page.  We believe that this naming convention is consistent with the presentation in the fee table.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the component selection criteria for each index, explaining how components are included and excluded; disclose that the index is created and sponsored by Fidelity; describe the rebalance and reconstitution process, including frequency; and disclose the approximate number of index constituents.

R:

Each fund has provided the requested information in the section entitled, “Investment Details – Other Investment Strategies” in the prospectus.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm each fund has adopted policies and procedures pursuant to Rule 17j-1 of the 1940 Act and Rule 204A-1 of the Advisers Act that address conflicts that may arise as a result of self-indexing.

R:

We confirm that each fund and adviser has adopted policies and procedures pursuant to Rule 17j-1 and/or 204A-1 that are reasonably designed to minimize potential conflicts of interest that may arise as a result of the management of the funds.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

The Staff requests we add a corresponding securities lending risk to the “Principal Investment Risks” section.

R:

The requested change has been made.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

Please explain whether each fund will offset any fund expenses with income it earns from lending securities.

R:

We confirm that the funds will not offset any expenses with income earned from lending securities.

7)

Fidelity International Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a mid-cap risk.

R:

The risks associated with mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

8)

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N‐1A, Item 5(b), Instruction 2.

9)

All funds

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

“Shares of the fund are generally available only to individual retail investors who purchase their shares through a Fidelity brokerage account, including retail non-retirement accounts, retail retirement accounts (traditional, Roth and SEP Individual Retirement Accounts (IRAs)), health savings accounts (HSAs), and stock plan services accounts.”

C:

The Staff requests we remove the term “generally” from the disclosure above or disclose who else may purchase shares of the fund.

R:

We will remove the term “generally” from the disclosure to address the Staff’s comment.

10)

Fidelity Total Market Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add small and mid-cap risks.

R:

The risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

11)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

12)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of each fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.  Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

13)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that each fund confirm whether the fund’s benchmark index currently concentrates in the securities of issuers in a particular industry or group of industries.

R:

Each fund confirms that its benchmark index does not currently concentrate in the securities of issuers in a particular industry or group of industries.